UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Smith, Victoria C.
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Date of Event Requiring Statement (Month/Day/Year)
   03/13/2003

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                      Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)   4)Nature of
                                                              Securities         D      Indirect
                                                             Beneficially        or    Beneficial
                                                                Owned            I     Ownership
-----------------------------------------------------------------------------------------------------


                                   Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security    2)Date Exercisable   3)Title and Amount of                4)Conver-  5)Ownership  6)Nature of
                                  and Expiration Date  Securities Underlying                 sion or     Form of      Indirect
                                  (Month/Day/Year)      Derivative Security                  exercise   Derivative   Beneficial
                                                                                            price of    Security     Ownership
                                   Date    Expira-                             Amount or      Deri-     Direct(D)
                                   Exer-    tion                               Number of     vative        or
                                  cisable   Date              Title             Shares      Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to   (2)    03/13/13     Class A Common Stock     50,000      $1.1600        D           Direct
 buy)
Incentive Stock Option (right to   (1)    02/19/09     Class A Common Stock      4,749      $0.7200        D           Direct
 buy)
Incentive Stock Option (right to   (1)    06/01/08     Class A Common Stock      5,996      $1.5000        D           Direct
 buy)
Incentive Stock Option (right to   (1)    12/03/09     Class A Common Stock     10,000      $1.5500        D           Direct
 buy)
Incentive Stock Option (right to   (1)    03/10/10     Class A Common Stock      8,311      $2.9060        D           Direct
 buy)
Incentive Stock Option (right to   (1)    03/14/12     Class A Common Stock      7,500      $3.2900        D           Direct
 buy)
Incentive Stock Option (right to   (1)    04/05/11     Class A Common Stock      7,500      $3.4000        D           Direct
 buy)

Explanation of Responses:

(1)
On March 13, 2003, the reporting person became an officer of Avanir Pharmaceuticals. Form 3 is filed to report shares of Class A Common Stock owned by the reporting person on the date he/she became an officer.

(2)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ Smith, Victoria C.
DATE 03/14/03

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